Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Ernexa Therapeutics Inc. (the “Company,” “we,” “us” or “our”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.005 per share, and warrants to purchase common stock (the “warrants”).

The following descriptions of the common stock and warrants are summaries and do not purport to be complete and is qualified in its entirety by reference to the terms and provisions contained in our restated certificate of incorporation, including the amendments thereto, which we refer to as our certificate of incorporation, and our amended and restated bylaws, which we refer to as our bylaws, which are incorporated by reference as exhibits to our most recently filed Annual Report on Form 10-K, of which this exhibit forms a part.

General

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.005 per share, and 1,000,000 shares of preferred stock, par value $0.005 per share (the “preferred stock”). A total of 156,112 shares of preferred stock have been designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”).

On June 10, 2025, we filed a certificate of amendment to our Amended COI with the Secretary of State of Delaware to effect the Reverse Stock Split at a ratio of 1-for-15 effective at 12:01 a.m. Upon the effectiveness of the Reverse Stock Split, every fifteen shares of the issued and outstanding common stock were automatically combined and reclassified into one issued and outstanding share of common stock. The Reverse Stock Split did not alter the par value of the common stock, and the number of authorized shares of common stock remains unchanged at 150 million. No fractional shares were issued in connection with the Reverse Stock Split, and no cash or other consideration was paid in connection with any fractional shares. Stockholders who otherwise would have held a fractional share after giving effect to the Reverse Stock Split instead owned one whole share of the post-reverse stock split common stock. We issued an aggregate of 153 shares for rounding up fractional shares to whole shares.

As of March 12, 2026, a total of 29,154,431 shares of common stock were outstanding.

Common Stock

Authorized Shares of Common Stock. We currently have authorized 150,000,000 shares of common stock.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Votes may be cast in person or by proxy. Stockholders do not have cumulative voting rights with respect to election of directors.

Dividends

The holders of Series A Preferred Stock are entitled to receive cumulative dividends of $0.10 per share per annum, payable semiannually in equal installments of $0.05 per share on June 1 and December 1 of each year. After the requirements with respect to the preferential dividends of the preferred stock have been met, holders of common stock are entitled to receive proportionately any dividends as may be declared and paid on common stock from funds lawfully available therefor as and when determined by the board of directors, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation and Dissolution

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights

Holders of common stock have no preemptive, subscription, redemption or conversion rights and there are no sinking fund provisions with respect to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock. All of the shares of the common stock currently issued and outstanding are fully-paid and nonassessable.

Warrants

The following summary of certain terms and provisions of the warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant, the form of which is incorporated by reference as exhibits to our most recently filed Annual Report on Form 10-K, of which this exhibit forms a part. Prospective investors should carefully review the terms and provisions of the form of warrant for a complete description of the terms and conditions of the warrants. As of March 12, 2026, 21 million warrants that we issued in the public offering closed on February 10, 2026 remained outstanding.

Duration and Exercise Price

Each warrant is a warrant to purchase one share of common stock. Each warrant has an exercise price per share equal to $0.68 (closing price of our common stock on Nasdaq on February 5, 2026) and is immediately exercisable. The warrants will expire on the earlier of (i) the five (5)-year anniversary of the original issuance date or (ii) the expiration of the Exercise Period. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our shares of common stock and the exercise price. Subject to the rules and regulations of the applicable trading market, we may at any time during the term of the warrant, subject to the prior written consent of the holders, reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors.

Exercisability

The warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by cash payment in full for the number of shares of common stock purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of the common stock to the extent that the holder would own more than 4.99% of the outstanding shares of our common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s warrants up to 9.99% of the number of our shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. Purchasers of warrants in this offering may also elect prior to the issuance of the warrants to have the initial exercise limitation set at 9.99% of our outstanding shares of common stock.

Fractional Shares

No fractional shares of common stock or scrip representing fractional shares will be issued upon the exercise of the warrants. Rather, the number of shares of common stock to be issued will, at our election, either be rounded up to the next whole share or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability

Subject to applicable laws, a warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market

The warrants are listed on Nasdaq under the symbol “ERNAW”. The shares of common stock issuable upon exercise of the warrants are currently traded on The Nasdaq Capital Market.

Right as a Stockholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrant. The warrants will provide that holders have the right to participate in distributions or dividends paid on common stock.

Fundamental Transaction

In the event of a fundamental transaction, as described in the warrants and generally including (i) our merger or consolidation with or into another person, (ii) the sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets, (iii) any purchase offer, tender offer or exchange offer pursuant to which holders of our common stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding common stock or 50% or more of the voting power of our common equity, (iv) any reclassification, reorganization or recapitalization of our shares of common stock or any compulsory share exchange or (v) any stock or share purchase agreement or other business combination with another person or group of persons whereby such other person or group acquires 50% or more of our outstanding shares of common stock or 50% or more of the voting power of our common equity, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction on a net exercise basis.

Warrant Agent

The warrants were issued in registered form under a warrant agent agreement between Computershare Inc. and Computershare Trust Company, N.A., as warrant agent, and us. The warrants are initially represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.